FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
October 31, 2005
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:
By:	/s/ Mark Laurie
	Name	Mark Laurie
	Title:	Company Secretary

Date: 31 October 2005

31 October 2005

THIRD QUARTER MINING AND EXPLORATION REPORT
(Quarterly report for the three months ended 30 September 2005. All dollar figures refer to US dollars. More detailed mining, production and unaudited financial data is set out on the final page.)
Operating highlights
•	New CEO appointed.

•	Company commenced independent management.

•	Geothermal power station completed commissioning in July.

•	Gravity circuit commissioned to improve gold recoveries.
Production
•	Record quarterly gold production of 193,031 oz (vs guidance of 190,000 oz).

•	Gold grade of 7.15 g/tonne in the quarter, up from 4.41 g/tonne in the June quarter.

•	Material movements of 11,272 kt, up 25% from 9,004 kt in the second quarter.
Revenue
•	Average realised gold price of $413/oz (Q2 $342/oz).

•	Hedge book restructured in September. Total hedge book reduced to 1.22 million ounces, supplemented by a gold loan of 480,000 oz.

•	During the quarter, 65,757 ounces were delivered into hedge commitments.
Costs
•	Gross cash costs per ounce at $272, down from $462 in the second quarter.

•	Total cash costs per ounce reduced to $217, from $380 in the second quarter.
Development
•	Flotation expansion continuing according to schedule

•	Construction of additional 20MW of geothermal power commenced.
Quarterly report to 30 September 2005

MANAGING DIRECTOR’S REVIEW
It gives me great pleasure to present my first quarterly report as managing director and chief executive of Lihir Gold Ltd.
This is an exciting company, with a world class ore body, a dedicated and skilled workforce, a solid track record for innovation and engineering excellence, and great potential for growth and expansion.
It is also a company in transition. The last few months have seen very significant initiatives at Lihir which fundamentally change the organisation and promise to deliver substantially improved operating and financial performance.
The benefits flowing from some of those initiatives were already becoming evident in the three months to September, which was a strong quarter for the company, with record production of 193,000 ounces, and sharply reduced unit costs in a Quarter that saw some 45 autoclave shutdown days primarily due to rebricking.
From a corporate perspective, the major change during the quarter was the announcement that Lihir was moving to fully independent management. The long-standing arrangement whereby Rio Tinto managed Lihir has now been discontinued, coinciding with my appointment as CEO.
This represents a milestone for the company, reflecting the fact that this is now a $US1.5 billion company, with a mature operation and a solid financial base, big enough and strong enough to stand on its own two feet.
Operationally, there were a number of important events which occurred in the quarter:
1)	Mining activity continued to move through the high grade segments of the Lienetz ore body, leading to an increase in grade of milled ore to 7.15 grams/tonne.

2)	The 30 megawatt geothermal power station moved into full production during the quarter, leading to substantial savings on power generation costs.

3)	Good progress was made in planning and construction of the flotation expansion announced in June, which will boost production by an average of 140,000 ounces a year for the seven years from 2007.

4)	Funding for the flotation expansion was established via a 480,000 ounce gold loan, and the hedge book was simultaneously restructured to improve cash flows in future periods.
Each of these initiatives is important in its own right. Together, they herald the start of a new era at Lihir Gold, leading to increased returns for shareholders.
At the end of the third quarter, the outlook for the full year was very optimistic, and the company was well on track to achieve the stated production target of 700,000 ounces.
As we are all well aware, a significant landslide occurred in the early hours of Sunday morning October 9, on the hillside to the north of the mining operation. The landslide tragically took the lives of two people.
Quarterly report to 30 September 2005

The road between the main township of Londolovit and the mine was also blocked by the slide, which ruptured the water pipeline supplying the process plant, preventing further gold processing.
The process plant and mining infrastructure were not directly affected. Mining operations have continued with ore being stockpiled. Daily access to the plant and mine is being maintained primarily by sea transport, supplemented by the use of the island ring road.
In the three weeks since the event, alternative water has been sourced from within the pit area, sufficient to enable one autoclave to be put back into operation from October 25. A replacement water pipeline is being installed, with full production expected to resume within a week.
As a result of the interruption to processing, gold production in the current quarter is likely to be reduced to approximately 175,000 ounces, taking full year production to around 600,000 ounces depending on start up date. Total cash costs for the full year are expected to be around $270 per ounce.
While the landslide was clearly a tragic event, it is important to note that it will not cause the loss of any gold. Rather, it will simply defer production until a later date. We will work our way through the issues and operations are expected to be fully back to normal early in the New Year.
In closing, I would like to acknowledge the excellent contribution made by my predecessor Neil Swan. His legacy is a company poised for solid growth and increased shareholder returns. I wish him a long and happy retirement.
I would also like to express my gratitude for the opportunity to serve shareholders as chief executive of Lihir Gold.
Arthur Hood
Managing Director
Quarterly report to 30 September 2005

OPERATIONS REVIEW
Production
(i) Mining
Material movements increased 25% to 11.3 million tonnes. While this represents a significant improvement, overall mining activity was constrained by heavy rains in the quarter. A shortage of spare parts also led to lower than expected machinery availability, which reduced productivity and tonnes mined. Various initiatives are being introduced aimed at working with suppliers to lift availability through improved maintenance and training.
Mining activity was focused on accessing high grade ore in the Lienetz pit, where the ore body has developed well, performing in line with expectations. Mining of the high grade segments is scheduled to continue until April 2006.
A total of 1.3 million tonnes of high grade ore were mined in the period, up 23% on the second quarter. Movements of economic grade ore declined in the quarter to 789 kilo-tonnes, from 2692 kilo-tonnes in the three months to June. Further work has also been done in opening up new sections of the pit, resulting in an increase in removal of waste material.
(ii) Processing
Quarterly gold production of 193,031 oz was a record for the company. The major factor leading to the strong production was the increase in feed grade to 7.15 grams per tonne, from 4.41 grams per tonne in the June quarter. The increase in grade more than offset a slight reduction in milled ore to 917 kilo-tonnes.
The record output was achieved despite the planned shut down of two autoclaves in the quarter for rebricking of the vapour phase. The rebricking program has now been completed, and should not be required again for five to seven years.
Gold recovery increased to 90.5%, assisted by the higher grade feed being processed. The new gravity circuit has now been commissioned, and should lead to a further improvement in recoveries by capturing free gold currently being lost to tailings.
EXPLORATION
Exploration expenditure totalled $0.7 million for the quarter. Exploration has focused on in-fill drilling in Minifie to provide further definition of the resource at depth.
An exploration program to identify additional geothermal steam reserves is being prepared, with drilling to commence before the end of January.
DEVELOPMENT
Flotation expansion
Quarterly report to 30 September 2005

Progress in installation of the flotation expansion continued during the period. Engineering work is 25% complete and on schedule. Orders have been placed for all critical long-lead items. Construction is to commence in February 2006, and the project remains on track to achieve commissioning for the first quarter of 2007.
Geothermal Power Station expansion
The expansion of the 30 megawatt power station, through the addition of another 20 megawatts of capacity, is proceeding according to plan. Turbine manufacturing in the US is on schedule, and contracts have been awarded for cooling tower civil works, power house construction, mechanical and electrical installation. The project is on track for completion in the third quarter of 2006. The existing 30MW station is operating in accordance with specifications. With the completion of the expansion, total geothermal power generation will be 56MW, including the smaller 6MW plant which has been operating since 2003.
FINANCIAL (un-audited)
Gold Revenue
Gold revenue for the quarter was $79.0 million, with 194,257 ounces sold at an average cash price of $407 per oz.
Of this, 128,500 ounces were sold at an average spot price of $447 per ounce, some $7 better than the average market price for the period of $440, and 65,757 ounces were delivered into hedge commitments at an average price of $328 per ounce.
Deferral of hedges and movements in fair value of the hedge book brought to account improved stated revenues by $6 per ounce, although these were non-cash movements.
Realised revenues for the quarter and comparisons with the previous quarter and year were:

	Third	Second	Third	Second
	Quarter	Quarter	Quarter	Quarter	2004
All hedges are US dollar	2005	2005	2004	2004	Year
denominated	($/oz)	($/oz)	($/oz)	($/oz)	($/oz)

Cash sales	407	362	394	381	399
Deferred hedging gains / losses*	6	(20)	16	(12)	(14)

Total	413	342	410	369	385
Average spot price	447	427	396	393	409

*	Non-cash item relating to rolled out hedge contracts plus fair value gains and losses on all contracts.
Hedging and Gold Loan
A major hedge book restructure was successfully transacted with a syndicate of 12 banks in September. The hedge book and gold loan commitment profile at 30 September is shown in the following table:
Quarterly report to 30 September 2005

Hedging and Gold Loan Position at 30 September 2005

							Gold
	Forwards		Bought Put Options		Sold Call Options		Repayments
	Ounces	Price	Ounces	Price	Ounces	Price	Ounces

2005	10,000	$333.34	0	$0.00	0	$0.00	0
2006	187,500	$331.34	19,000	$315.00	19,000	$307.00	0
2007	115,000	$330.26	76,000	$315.00	76,000	$307.00	60,000
2008	145,000	$327.12	0	—	0	—	100,000
2009*	240,000	$371.67	0	—	0	—	130,000
2010*	240,000	$371.67	0	—	0	—	100,000
2011*	120,000	$371.67	13,000	$375.00	13,000	$375.00	90,000
2012	0	$0.00	26,000	$375.00	26,000	$375.00	0
2013	0	$0.00	26,000	$375.00	26,000	$375.00	0

	1,057,500	$353.55	160,000	$339.38	160,000	$334.63	480,000

*	The gross price for the Forwards in these years is shown. The price net of fees is $350.00.
2005 figures refer to outstanding hedges in place for the remainder of the year
The restructure involved the replacement of forward sale contracts over 1,070,830 ounces at an average $336 with 600,000 ounces at a gross price of $371.67 plus a gold loan of 480,000 ounces at a price of $449. The hedge restructure and gold loan changed the commitment profile of the hedge book, spreading deliveries over a longer period to 2013, and increasing the average strike price from $334 to $351.
Options relating to 65,000 ounces also were restructured to longer dated positions with strike prices increasing from $365 to $375.
During the quarter the hedge book was also reduced with the delivery of 65,757 ounces into hedge commitments. The company does not intend to enter into additional hedge commitments in 2005 and, based on the current schedule, only 10,000 ounces are to be delivered into hedge contracts for the remainder of the year. Therefore, the vast bulk of production will be sold at spot prices.
The purpose of the hedge restructure was to smooth the impact on cashflows, and to present a firm, balanced delivery commitment schedule in proportion to the forecast production profile.
The company remains committed to maintaining hedges for the purpose of mitigating gold price risk, but the ultimate size required will reduce as financial performance is improved through increasing revenue (flotation expansion) and decreasing costs (geothermal and other initiatives). The current delivery schedule will see the total hedge book reduce to approximately 1 million ounces by 2008, which is considered an appropriate hedging position.
The mark-to-market value of the hedge book at 30 September 2005 was negative $213.0 million based on a spot price of $473.80 per ounce. This compares with a value of negative $210.3 million, at a spot price of $437.10 per ounce, at 30 June 2005. Hedge commitments represent less than 6.5% of reserves and 3.1% of resources.
Quarterly report to 30 September 2005

Costs
Gross cash costs in the quarter reduced by 12.5% to $52.5 million, despite a $0.5 million increase in royalty payments resulting from higher production. This was equivalent to $272 an ounce, down from $462 an ounce in the three months to June.
Mining expenses were lower than the prior period due to reduced contractor costs coupled with more favourable blasting conditions. Processing costs for the quarter benefited also from reduced lime expenses as we treated less acidic stockpiled material and transitioned to a higher proportion of Lienetz ores.
Power generation costs reduced by 38% despite further price increases, reflecting the impact of the new 30MW geothermal power station. General & administrative also were lower due partly to a reduction in international sea freight.
After adjustments for deferral of waste mining costs, stockpiled ore and inventory, total cash costs fell 15% to $41.9 million in the quarter. This is equal to $217 per ounce, compared with $380 an ounce in the second quarter, which was affected by low production due to poor ore grade and high costs.
Cashflow
Operating cashflow for the quarter was $22.9 million, up from a $7.6 million negative cashflow in the three months to June.
Outlook
The following table outlines the expected impact of the hedge book, mining cost deferrals and deferred costs of building the economic grade stockpile on the full year reported profit.

Full Year 2005	$US M
Hedging costs
Cash revenues reduced by:	20
Non-cash revenues reduced by:	15

Mining costs deferred
Cash costs reduced by:	21
Non-cash costs reduced by:	4

Economic Grade Stockpile
Cash costs reduced by:	27
Non-cash costs reduced by:	4
With full gold production resuming before the end of the first week in November, output for the year is forecast to be approximately 600,000 ounces. Total cash costs for the year are expected to be approximately $270 per ounce, and will reduce further in future years with increased production and ongoing cost reduction and productivity improvements.
Quarterly report to 30 September 2005

Production and Financial Data

								Change	Change
		Third	Second	First	Fourth	Third	Second	Q3 2005	Q3 2005
		Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	from	From
		2005	2005	2005	2004	2004	2004	Q2 2005	Q3 2004
Mine — High grade ore mined	kt	1,324	1,075	464	758	1,606	948	+23%	-18%
Economic grade ore mined	kt	789	2,692	2,030	2,057	1,770	1,283	-71%	-55%
Material moved	kt	11,272	9,004	10,447	14,098	9,771	10,249	+25%	+10%
Processing — Ore milled	kt	917	1,051	803	1,125	1,118	1,108	-13%	-18%
Grade	g Au/t	7.15	4.41	4.41	4.90	5.16	5.27	+62%	+39%
Recovery	%	90.5	89.5	89.4	90.0	88.9	87.8	+1%	+2%
Gold poured	oz	193,031	129,870	101,370	166,975	155,002	165,073	+49%	+25%
Revenue — Gold sold	oz	194,257	166,421	68,500	172,864	154,978	171,570	+17%	+25%
Price — cash	$/oz	407	362	354	417	394	381	+12%	+3%
Price — cash & non-cash*	$/oz	413	342	175	391	410	369	+21%	+1%
Costs — Gross cash cost	$/oz	272	462	542	356	339	337	-42%	-20%
Deferred mining costs	$/oz	(48)	79	(62)	(17)	(56)	(97)
Inventory transfers — cash	$/oz	(7)	(161)	(139)	(23)	(38)	9
Total cash costs	$/oz	217	380	341	316	246	249	-43%	-13%
Depreciation & amortisation	$/oz	49	56	86	54	53	50
Inventory transfers — non-cash	$/oz	(7)	(6)	(33)	(21)	(11)	1
Total production costs	$/oz	259	430	394	349	288	300	-40%	-11%

*	Non-cash item includes fair value gains and losses on all contracts.
Quarterly report to 30 September 2005

FURTHER INFORMATION
Contact for investor information:
Joe Dowling
Manager Investor Relations
Tel: +61 7 3229 5583 or +675 986 5576
Mobile: +61 4 2158 7755
Email:     joe.dowling@lihir.com.pg
Web site:     www.lihir.com.pg
Shareholder enquiries:
Queries related to share registry matters should be directed to:
Computershare Investor Services
Central Plaza One, Level 27
345 Queen Street
Brisbane
Queensland 4000
Tel:     1300552270 or +61 3 9615 5970
Fax:     +61 7 3229 9860
Web site: www.computershare.com
E-mail: john.lawlor@computershare.com.au
ADR depository:
The Bank of New York
101 Barclay St 22 West
New York 10286
USA
Tel:     +1 212 815 8161
Fax:     +1 212 571 3050
Web site:     www.adrbny.com
Web site     www.lihir.com.pg
Principal office
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
Stock exchange listings
Australian Stock Exchange (LHG)
NASDAQ National Market (LIHRY)
Port Moresby Stock Exchange (LHG)
Issued capital
The current ordinary issued capital of the company is
1,284,224,710 ordinary shares and
161,527,405 B class shares
Directors
Ross Garnaut — Chairman
Arthur Hood — Managing Director
John O’Reilly
Geoff Loudon
Peter Cassidy
Winifred Kamit
Company Secretary
Mark Laurie
Forward Looking Statements
This release contains certain forward-looking statements, which may include statements regarding (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, and (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir, which may cause actual results to differ materially from those contained in this announcement. Lihir can give no assurances that the estimates, profiles, capital and plans will not materially differ from the statements contained in this release.
Quarterly report to 30 June 2005